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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30832

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Services INc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Bridges (617) 632-8829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nardella & Taylor, LLP
(Name – *if individual, state last, first, middle name*)

24 Hartwell Avenue (Address) Lexington (City) MA (State) 02420 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 03 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. DeAgazio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Capital Services, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NARDELLA & TAYLOR, LLP
CERTIFIED PUBLIC ACCOUNTANTS

24 Hartwell Avenue
Lexington, Massachusetts 02420

Telephone: 781 862-6833
Facsimile: 781 862-8277

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Boston Capital Services, Inc.:

We have audited the accompanying statement of financial condition of Boston Capital Services, Inc. as of September 30, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Capital Services, Inc. as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nardella & Taylor

Lexington, Massachusetts
October 22, 2002

BOSTON CAPITAL SERVICES, INC.

Statement of Financial Condition

September 30, 2002

Assets

Current assets:		
Cash	$	170,603
Concessions receivable - affiliates (note 5)		25,275
Deferred tax asset (note 3)		17,654
Total current assets		213,532
Other assets:		
Other assets		3,300
Deposits		500
Total other assets		3,800
Total assets	$	217,332

Liabilities and Stockholders' Equity

Current liabilities:		
Concessions payable	$	54,431
Accrued expenses (note 5)		22,398
Total current liabilities		76,829
Stockholders' equity:		
Common stock, $.01 par value; Authorized 300,000 shares; issued 1,000 shares		10
Additional paid-in capital		16,490
Retained earnings		124,253
		140,753
Less 250 shares of treasury stock, at cost (note 6)		250
Total stockholders' equity		140,503
Total liabilities and stockholders' equity	$	217,332

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Statement of Income

Year Ended September 30, 2002

Revenue:		
Concession revenue	$	1,268,341
Expenses:		
Administrative reimbursements - affiliates (note 5)		1,039,834
Commissions		208,841
Professional fees		6,000
Due diligence fees		4,685
Broker/dealer, agent fees and other		3,981
Total expenses		1,263,341
Income before income taxes		5,000
Federal and state income tax expense (note 3)		1,475
Net income	$	3,525

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Statement of Changes in Stockholders' Equity

Year Ended September 30, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at September 30, 2001	$ 10	$ 16,490	$ 120,728	$ 250	$ 136,978
Net income	-	-	3,525	-	3,525
Balance at September 30, 2002	$ 10	$ 16,490	$ 124,253	$ 250	$ 140,503

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Statement of Cash Flows

Year Ended September 30, 2002

Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income	$	3,525
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in operating assets and liabilities		
Concessions receivable		6,100
Deferred tax asset		1,475
Concessions payable		(28,517)
Accrued expenses		(4,107)
Income taxes payable		(10,786)
Net cash used by operating activities		(32,310)
Cash at beginning of year		202,913
Cash at end of year	$	170,603

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Notes to Financial Statements

September 30, 2002

(1) Nature of Business

Boston Capital Services, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker/dealer selling tax advantaged investments in limited partnerships.

(2) Summary of Significant Accounting Policies

(a) Concessions

The Company recognizes concession revenue equal to the difference between the total concession and the amount payable to the participating broker on the date the partnership admits the limited partners. Revenue is recognized in the period that the sales are made. The related concession expenses payable to participating brokers are recorded and paid by the partnership.

(b) Income Taxes

The Company is taxed under provisions of Subchapter C of the Internal Revenue Code, whereby the Company is liable for federal and state income taxes on corporate income.

The Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

(c) Fair Value of Financial Instruments

The Company has adopted Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, which requires that the Company estimate and disclose the fair value of each material class of financial instruments (as defined by Statement 107) for which it is practicable to estimate that value. In accordance with Statement 107, the Company has identified its material financial instruments as cash, concessions and fees receivables, concessions payable, and accounts payable and accrued expenses. The carrying amounts of cash, concessions and fees receivables, concessions payable, accounts

(2) Summary of Significant Accounting Policies (continued)

(c) Fair Value of Financial Instruments (continued)

payable and accrued expenses approximate fair value because of the short-term nature of these financial instruments.

(d) Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Concentrations of Credit Risk

The Company maintains its cash balances at a financial institution. The account is guaranteed by the Federal Deposit Insurance Corporation up to $100,000. Any excess over this amount may be at risk.

BOSTON CAPITAL SERVICES, INC.

Notes to Financial Statements

September 30, 2002

(3) Income Taxes

The provision for income taxes for the year ended September 30, 2002 is comprised of the following:

Current:	
State	$ 456
	456
Deferred:	
Federal	675
State	344
	1,019
Total	$ 1,475

Temporary differences which give rise to deferred tax assets and liabilities at September 30, 2002 result from the use of the cash method of accounting for tax purposes and the accrual method for financial reporting purposes.

(4) Net Capital

Boston Capital Services, Inc., as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as the terms are defined in the Rule. As of September 30, 2002, Boston Capital Services, Inc. had a "net capital" requirement of $5,117, whereas its actual "net capital" was $119,049. The Rule also provides that an "aggregate indebtedness" to "net capital" ratio of no greater than 15 to 1 be maintained. Boston Capital Services, Inc.'s net capital ratio amounted to 0.65 to 1 as of September 30, 2002.

(5) Related Party Transactions

The Company acts as a dealer/manager in security transactions for affiliates and sells investments brokered by its affiliates. All concession revenue and fee income is derived from affiliated companies under common control.

All accounting, clerical and other management services are shared with and paid by affiliated companies. During 2002, the Company was charged $1,039,834 for administrative expenses by affiliated companies. Of this amount, $22,398 is included in accrued expenses at September 30, 2002.

(6) Treasury Stock

From its inception in 1982 until October 1, 1988, the Company was a wholly-owned subsidiary of BCS Group, Inc. On October 1, 1988, the Company purchased 250 shares of its own common stock from BCS Group, Inc. for $1 per share. Also on this date, the remaining 750 outstanding shares of the Company's common stock were purchased for $1 per share by three individuals. On June 14, 2001, two of the individuals sold their shares to a limited partnership.

BOSTON CAPITAL SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1

September 30, 2002

Aggregate indebtedness	$	76,829
Net worth:		
Common stock	$	10
Additional paid-in capital		16,490
Retained earnings		124,253
Treasury stock		(250)
Total net worth		140,503
Deduct nonallowable assets:		
Deferred tax asset		17,654
Other assets		3,300
Deposits		500
Total nonallowable assets		21,454
Net capital		119,049
Minimum net capital requirement to be maintained (note 4)		5,117
Net capital in excess of requirements	$	113,932
Ratio of aggregate indebtedness to net capital		0.65 to 1

The independent auditors' report should be read with this supplementary schedule.

BOSTON CAPITAL SERVICES, INC.

Reconciliation of Audited Computation of Net Capital
Under Rule 15c3-1 to Unaudited FOCUS Report Part IIA

September 30, 2002

Aggregate indebtedness per unaudited FOCUS Report	$	76,829
Audit adjustments		-
Aggregate indebtedness per audited financial statements	$	76,829
Net worth per unaudited FOCUS Report	$	141,977
Audit adjustments		(1,474)
Net worth per audited financial statements		140,503
Adjustments to compute net capital		(21,454)
Net capital per audited financial statements	$	119,049

The independent auditors' report should be read with this supplementary schedule.

NARDELLA & TAYLOR, LLP
CERTIFIED PUBLIC ACCOUNTANTS

24 Hartwell Avenue
Lexington, Massachusetts 02420

Telephone: 781 862-6833
Facsimile: 781 862-8277

The Board of Directors
Boston Capital Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Boston Capital Services, Inc. (the Company) for the year ended September 30, 2002, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(i) Making quarterly securities examinations, counts, verifications, and comparisons;
(ii) Recordation of differences required by Rule 17a-13;
(iii)Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Nardella + Taylor

Lexington, Massachusetts
October 22, 2002

BOSTON CAPITAL SERVICES, INC.

Financial Statements and Schedules

September 30, 2002

(With Independent Auditors' Report Thereon)